UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Broad Street Realty, Inc.
(Name of Issuer)

Common Stock, par value $0.01 par value per share (Title of Class of Securities)

111294 104 (CUSIP Number)

David N. Brooks Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor New York, New York 10105 (212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 111294 104	Page 1

1	NAMES OF REPORTING PERSONS
CF Flyer PE Investor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

 * Reflects 2,560,000 shares of common stock, par value $0.01 par value per share (“Common Stock”), of Broad Street Realty, Inc. (the “Issuer”) issuable upon the exercise of the warrant to purchase common stock (the “Fortress Warrant”) of the Issuer, which the Issuer issued to CF Flyer PE Investor LLC on November 22, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 111294 104	Page 2

1	NAMES OF REPORTING PERSONS
CF Flyer PE Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

 * Reflects 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant, which the Issuer issued to CF Flyer PE Investor LLC on November 22, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 111294 104	Page 3

1	NAMES OF REPORTING PERSONS
FCOF V Expansion USTMA-C LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

 * Reflects 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant, which the Issuer issued to CF Flyer PE Investor LLC on November 22, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 111294 104	Page 4

1	NAMES OF REPORTING PERSONS
FCOF V Expansion CDFG MA-C Investments LLC (Flyer Series)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

 * Reflects 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant, which the Issuer issued to CF Flyer PE Investor LLC on November 22, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 111294 104	Page 5

1	NAMES OF REPORTING PERSONS
Fortress Credit Opportunities Fund V Expansion (G) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

 * Reflects 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant, which the Issuer issued to CF Flyer PE Investor LLC on November 22, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 111294 104	Page 6

1	NAMES OF REPORTING PERSONS
Fortress Credit Opportunities V Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

 * Reflects 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant, which the Issuer issued to CF Flyer PE Investor LLC on November 22, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 111294 104	Page 7

1	NAMES OF REPORTING PERSONS
FCO Fund V GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

 * Reflects 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant, which the Issuer issued to CF Flyer PE Investor LLC on November 22, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 111294 104	Page 8

1	NAMES OF REPORTING PERSONS
Hybrid GP Holdings (Cayman) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

 * Reflects 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant, which the Issuer issued to CF Flyer PE Investor LLC on November 22, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 111294 104	Page 9

1	NAMES OF REPORTING PERSONS
Hybrid GP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

 * Reflects 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant, which the Issuer issued to CF Flyer PE Investor LLC on November 22, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 111294 104	Page 10

1	NAMES OF REPORTING PERSONS
FIG LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

 * Reflects 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant, which the Issuer issued to CF Flyer PE Investor LLC on November 22, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 111294 104	Page 11

1	NAMES OF REPORTING PERSONS
Fortress Operating Entity I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

 * Reflects 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant, which the Issuer issued to CF Flyer PE Investor LLC on November 22, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 111294 104	Page 12

1	NAMES OF REPORTING PERSONS
FIG Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Reflects 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant, which the Issuer issued to CF Flyer PE Investor LLC on November 22, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 111294 104	Page 13

1	NAMES OF REPORTING PERSONS
Fortress Investment Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,560,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,560,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

 * Reflects 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant, which the Issuer issued to CF Flyer PE Investor LLC on November 22, 2022.
** Calculation based on 32,270,452 shares of Common Stock outstanding as of November 7, 2022 (adjusted to reflect 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to common stock, par value $0.01 par value per share (“Common Stock”), of Broad Street Realty, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 7250 Woodmont Avenue, Suite 350, Bethesda, Maryland, 20814.

Item 2. Identity and Background

(a)

(i)        CF Flyer PE Investor LLC, a Delaware limited liability company (“CF Flyer Investor”), holds the Fortress Warrant (as defined below).

(ii)       CF Flyer PE Holdings LLC, a Delaware limited liability company (“CF Flyer Holdings”), is the sole owner of CF Flyer Investor.

(iii)       FCOF V Expansion USTMA-C LLC, a Delaware limited liability company (“FCOF V”), hold the majority of membership interests in CF Flyer Holdings.

(iv)       FCOF V Expansion CDFG MA-C Investments LLC (Flyer Series), a Delaware limited liability company (“FCOF V Investments”), holds the majority of membership interests in FCOF V.

(v)        Fortress Credit Opportunities Fund V Expansion (G) L.P., a Cayman Islands exempted limited partnership (“Fortress Credit V LP”), holds the majority of membership interests in FCOF V Investments.

(vi)       Fortress Credit Opportunities V Advisors LLC, a Delaware limited liability company (“Fortress Credit V LLC”), is the investment adviser to Fortress Credit V LP.

(vii)      FCO Fund V GP LLC, a Delaware limited liability company (“FCO Fund V”), is the general partner of Fortress Credit V LP.

(viii)     Hybrid GP Holdings (Cayman) LLC, a Cayman Islands limited liability company (“Cayman GP”), is the parent of the general partners of certain investment funds that hold membership interests in CF Flyer Holdings, including FCO Fund V.

(ix)       Hybrid GP Holdings LLC, a Delaware limited liability company (“Hybrid GP”), is the sole owner of Cayman GP.

(x)        FIG LLC, a Delaware limited liability company (“FIG LLC”), is the parent of the investment advisers to certain investment funds that hold membership interests in CF Flyer Holdings, including Fortress Credit V LLC.

(xi)       Fortress Operating Entity I LP, a Delaware limited partnership (“FOE I”), is (i) the sole owner of FIG LLC and (ii) the managing member of, and holds the majority of equity interest in, Hybrid GP.

(xii)      FIG Corp., a Delaware corporation (“FIG Corp.”), is the general partner of FOE I.

(xiii)     Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”), is the sole owner of FIG Corp.

CF Flyer Investor, CF Flyer Holdings, FCOF V, FCOF V Investments, Fortress Credit V LP, Fortress Credit V LLC, FCO Fund V, Cayman GP, Hybrid GP, FIG LLC, FOE I, FIG Corp. and Fortress are collectively referred to herein as the “Reporting Persons.”

(b) The address of the principal business and principal office of each of the Reporting Persons is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

(c) Fortress is a highly diversified investment manager. The principal business of Fortress and each of the other Reporting Persons is forming, managing, and/or directly or indirectly participating in investment funds or their investments, as the case may be. Set forth on Annex A attached hereto is a listing of the directors and executive officers of each of the Reporting Persons (collectively, the “Covered Persons”), and the business address and present principal occupation or employment/role of each of the Covered Persons, and is incorporated herein by reference.

(d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f) Except as otherwise designated on Annex A, each of the Covered Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons hold the securities of the Issuer for investment purposes.

Investment Agreement

On November 22, 2022, Broad Street Operating Partnership, LP (the “Operating Partnership”), the operating partnership of the Issuer, and Broad Street Eagles JV LLC, a newly formed subsidiary of the Operating Partnership (the “Eagles Sub-OP”), entered into a Preferred Equity Investment Agreement (the “Investment Agreement”) with CF Flyer Investor, an affiliate of Fortress, pursuant to which the CF Flyer Investor invested $80.0 million in the Eagles Sub-OP in exchange for a preferred membership interest (such interest, the “Preferred Interest” and such investment, the “Preferred Equity Investment”). The terms, rights, obligations and preferences of the Preferred Interest are set forth in the Operating Agreement (as defined below). The closing under the Investment Agreement occurred on November 23, 2022.
In connection with the Preferred Equity Investment, (i) the CF Flyer Investor was admitted as a member of the Eagles Sub-OP, (ii) the Operating Partnership, the CF Flyer Investor and the Independent Manager (as defined in the Operating Agreement) entered into an Amended and Restated Limited Liability Company Agreement of the Eagles Sub-OP (the “Operating Agreement”). The proceeds from the Preferred Equity Investment were used to fund all or a portion of the foregoing transactions, to pay transaction costs and for working capital.

The Investment Agreement contains customary representations and warranties made by the Operating Partnership and the CF Flyer Investor.

In connection with the Preferred Equity Investment, the Issuer, the Operating Partnership and the Eagles Sub-OP, as applicable, entered into the following agreements:

•	the Operating Agreement;
•	Governance Agreement, dated November 22, 2022, by and between the Issuer, the CF Flyer Investor and the other parties named therein;
•	Warrant to Purchase Common Stock, dated November 22, 2022, by and between the Issuer and the CF Flyer Investor (the “Fortress Warrant”);
•	Cash Flow Pledge Agreement, dated November 22, 2022, by the Operating Partnership in favor of the CF Flyer Investor;
•	Guaranty of Recourse Obligations, dated November 22, 2022, by the Issuer for the benefit of the CF Flyer Investor; and
•	Registration Rights Agreement, dated November 22, 2022, by and between the Issuer and the CF Flyer Investor.
Fortress Warrant

The Fortress Warrant provides the CF Flyer Investor the right to purchase 2,560,000 shares of Common Stock at an exercise price of $0.01 per share, subject to certain adjustments. The Fortress Warrant may be exercised on a cashless basis and will automatically be deemed exercised in full on a cashless basis upon the occurrence of a Qualified Public Offering. A “Qualified Public Offering” is defined as an underwritten public offering of Common Stock listed on the New York Stock Exchange, the NYSE American, the Nasdaq Global Market or the Nasdaq Global Select Market with gross proceeds to the Issuer of not less than $150.0 million from shares issued to unaffiliated third parties, with a minimum of 35% of such shares issued to institutional investors and subject to certain other conditions.

If at any time the Issuer grants, issues or sells any convertible securities or other rights to purchase stock, warrants, securities or other property pro rata to holders of shares of Common Stock, the CF Flyer Investor will be entitled to acquire, on the same terms as granted to holders of shares of Common Stock, the aggregate number of convertible securities or other rights to purchase stock, warrants, securities or other property that the CF Flyer Investor would have otherwise been entitled to acquire had the CF Flyer Investor held the number of shares of Common Stock acquirable upon complete exercise of the Fortress Warrant on the record date for such grant by the Issuer.

Fortress Mezzanine Loan

On November 23, 2022, Midtown Parent (as defined therein) and CF Flyer Mezz Lender LLC, an affiliate of Fortress (the “Mezzanine Lender”), entered into a mezzanine loan agreement (the “Fortress Mezzanine Loan Agreement”) pursuant to which the Mezzanine Lender made a $15.0 million mezzanine loan (the “Fortress Mezzanine Loan”) to Midtown Parent. Pursuant to the Fortress Mezzanine Loan Agreement, the Fortress Mezzanine Loan is secured by 100% of the membership interests in BDR Midtown Current LLC. The Fortress Mezzanine Loan matures on December 1, 2027. Pursuant to the Fortress Mezzanine Loan Agreement, a portion of the interest on the Fortress Mezzanine Loan will be paid in cash (the “Current Interest”) and a portion of the interest will be capitalized and added to the principal amount of the Fortress Mezzanine Loan each month (the “Capitalized Interest” and, together with the Current Interest, the “Mezzanine Loan Interest”). The initial Mezzanine Loan Interest rate is 12% per annum, comprised of a 5% Current Interest rate and a 7% Capitalized Interest rate. The Capitalized Interest rate increases each year by 1%. Midtown Parent’s obligations under the Fortress Mezzanine Loan Agreement are guaranteed by the Issuer.

The Fortress Mezzanine Loan (including a prepayment penalty) will be due and payable in connection with a Qualified Public Offering. However, in connection with the Qualified Public Offering, the Mezzanine Lender has the right to convert all or a portion of the principal of the Fortress Mezzanine Loan and the prepayment penalty into shares of Common Stock at a price of $2.00 per share, subject to certain adjustments.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, the Issuer provided the CF Flyer Investor with certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Preferred Interest and/or the Fortress Mezzanine Loan and the exercise of the Fortress Warrant, including, at any time after a Qualified Public Offering, up to three demand registrations and up to three underwritten offerings in any 12-month period, as well as certain piggyback rights. In addition, the Issuer and the CF Flyer Investor agreed to certain lock-up restrictions in connection with any underwritten offerings.

Other than as described in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the Covered Persons listed in Annex A currently has any plans or proposals that relate to, or would result in, any of the matters listed in Item 4 of this Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement, Fortress Warrant, Fortress Mezzanine Loan and Registration Rights Agreement, which are filed as Exhibits 99.2, 99.3, 99.4 and 99.5 hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 4 is incorporated by reference in its entirety into this Item 5.

(a) and (b)

All percentages of Common Stock outstanding contained herein are based on 34,830,452 shares of Common Stock outstanding as of November 7, 2022, including 2,560,000 shares of Common Stock, the beneficial ownership of which may be acquired by the Reporting Persons upon the exercise of the Warrant within 60 days of the date hereof.

Each of the Reporting Persons may be deemed to beneficially own and share the power to vote and dispose of 2,560,000 shares of Common Stock, which represents 7.4% of the Common Stock outstanding, comprised of 2,560,000 shares of Common Stock that CF Flyer PE Investor LLC may acquire by exercising the Warrant within 60 days.

(c) Except for the transactions pursuant to the agreements described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock of the Issuer.

(d) No person other than the Reporting Persons are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Other than as described herein, none of the Reporting Persons is a party to any contracts, arrangements or understandings or has any relationships with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

99.1
Joint Filing Agreement, dated as of November 29, 2022, by and among CF Flyer PE Investor LLC, CF Flyer PE Holdings LLC, FCOF V Expansion USTMA-C LLC, FCOF V Expansion CDFG MA-C Investments LLC (Flyer Series), Fortress Credit Opportunities Fund V Expansion (G) L.P., Fortress Credit Opportunities V Advisors LLC, FCO Fund V GP LLC, Hybrid GP Holdings (Cayman) LLC, Hybrid GP Holdings LLC, FIG LLC, Fortress Operating Entity I LP, FIG Corp. and Fortress Investment Group LLC.

99.2
Preferred Equity Investment Agreement, dated November 22, 2022, by and between Broad Street Operating Partnership, LP, Broad Street Eagles JV LLC and CF Flyer PE Investor LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed November 25, 2022).

99.3
Warrant to Purchase Common Stock, dated November 22, 2022, by and between Broad Street Realty, Inc. and CF Flyer PE Investor LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed November 25, 2022).

99.4
Mezzanine Loan Agreement, dated November 22, 2022, by and between CF Flyer Mezz Lender LLC, as lender, and BSR Midtown Current Parent LLC, as borrower (incorporated by reference to Exhibit 10.11 to the Issuer’s Current Report on Form 8-K, filed November 25, 2022).

99.5
Registration Rights Agreement, dated November 22, 2022, by and between Broad Street Realty, Inc. and CF Flyer PE Investor LLC (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed November 25, 2022).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2022	CF FLYER PE INVESTOR LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: November 29, 2022	CF FLYER PE HOLDINGS LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: November 29, 2022	FCOF V EXPANSION USTMA-C LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: November 29, 2022	FCOF V EXPANSION CDFG MA-C INVESTMENTS LLC (FLYER SERIES)

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: November 29, 2022	FORTRESS CREDIT OPPORTUNITIES FUND V EXPANSION (G) L.P.

By: FCO Fund V GP LLC, its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: November 29, 2022	FORTRESS CREDIT OPPORTUNITIES V ADVISORS LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: November 29, 2022	FCO FUND V GP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: November 29, 2022	HYBRID GP HOLDINGS (CAYMAN) LLC By: Hybrid GP Holdings LLC, its managing member

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: November 29, 2022	HYBRID GP HOLDINGS LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: November 29, 2022	FIG LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: November 29, 2022	FORTRESS OPERATING ENTITY I LP

By: FIG Corp., its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: November 29, 2022	FIG CORP.

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: November 29, 2022	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

ANNEX A

Directors and Officers of CF Flyer PE Investor LLC:

Name:	Principal Occupation/Role:
Scott Desiderio	Deputy Chief Financial Officer
Leigh M. Grimner	Deputy Chief Financial Officer
William A. Covino	Chief Financial Officer
Jason Meyer	Chief Operating Officer
Timothy Bailey	Treasurer
David N. Brooks	Secretary
Marc K. Furstein	President
Constantine M. Dakolias	Managing Partner
Drew Mcknight	Managing Partner
Joshua Pack	Managing Partner

Directors and Officers of CF Flyer PE Holdings LLC:

Name:	Principal Occupation/Role:
Scott Desiderio	Deputy Chief Financial Officer
Leigh M. Grimner	Deputy Chief Financial Officer
William A. Covino	Chief Financial Officer
Jason Meyer	Chief Operating Officer
Timothy Bailey	Treasurer
David N. Brooks	Secretary
Marc K. Furstein	President
Constantine M. Dakolias	Managing Partner
Drew Mcknight	Managing Partner
Joshua Pack	Managing Partner

Directors and Officers of FCOF V Expansion USTMA-C LLC:

Name:	Principal Occupation/Role:
Scott Desiderio	Deputy Chief Financial Officer
Leigh M. Grimner	Deputy Chief Financial Officer
William A. Covino	Chief Financial Officer
Jason Meyer	Chief Operating Officer
Timothy Bailey	Treasurer
David N. Brooks	Secretary
Alexander Gillette	Assistant Secretary
Marc K. Furstein	President
Constantine M. Dakolias	Managing Partner
Drew Mcknight	Managing Partner
Joshua Pack	Managing Partner

Directors and Officers of FCOF V Expansion CDFG MA-C Investments LLC (Flyer Series):

Name:	Principal Occupation/Role:
Scott Desiderio	Deputy Chief Financial Officer
Leigh M. Grimner	Deputy Chief Financial Officer
William A. Covino	Chief Financial Officer
Jason Meyer	Chief Operating Officer
Timothy Bailey	Treasurer
David N. Brooks	Secretary
Alexander Gillette	Assistant Secretary
Marc K. Furstein	President
Constantine M. Dakolias	Managing Partner
Drew Mcknight	Managing Partner
Joshua Pack	Managing Partner

Directors and Officers of Fortress Credit Opportunities Fund V Expansion (G) L.P.:

Name:	Principal Occupation/Role:
FCO Fund V GP LLC	General Partner

Directors and Officers of Fortress Credit Opportunities V Advisors LLC:

Name:	Principal Occupation/Role:
Scott Desiderio	Deputy Chief Financial Officer
Leigh M. Grimner	Deputy Chief Financial Officer
William A. Covino	Chief Financial Officer
Jason Meyer	Chief Operating Officer
Timothy Bailey	Treasurer
David N. Brooks	Secretary
Alexander Gillette	Assistant Secretary
Marc K. Furstein	President
Peter L. Briger, Jr.	Managing Partner
Constantine M. Dakolias	Managing Partner
Drew Mcknight	Managing Partner
Joshua Pack	Managing Partner

Directors and Officers of FCO Fund V GP LLC:

Name:	Principal Occupation/Role:
Scott Desiderio	Deputy Chief Financial Officer
Leigh M. Grimner	Deputy Chief Financial Officer
William A. Covino	Chief Financial Officer
Jason Meyer	Chief Operating Officer
David N. Brooks	Secretary
Alexander Gillette	Assistant Secretary
Marc K. Furstein	President
Peter L. Briger, Jr.	Managing Partner
Constantine M. Dakolias	Managing Partner
Drew Mcknight	Managing Partner
Joshua Pack	Managing Partner

Directors and Officers of Hybrid GP Holdings (Cayman) LLC:

Name:	Principal Occupation/Role:
Hybrid GP Holdings LLC	Managing Member

Directors and Officers of Hybrid GP Holdings LLC:

Name:	Principal Occupation/Role:
Peter L. Briger, Jr.	Chairman and Director
Constantine M. Dakolias	President and Director
Joshua Pack	Chief Operating Officer and Director
Daniel N. Bass	Treasurer and Director
David N. Brooks	Secretary and Director

Directors and Officers of FIG LLC:

Name:	Principal Occupation/Role:
Peter L. Briger, Jr.	Co-Chief Executive Officer, Principal and Co-Chairman
Wes Edens	Co-Chief Executive Officer, Principal and Co-Chairman
Randy Nardone	Principal and Director
Daniel N. Bass	Chief Financial Officer and Treasurer
David N. Brooks	Secretary, Vice President and General Counsel

Directors and Officers of Fortress Operating Entity I LP:

Name:	Principal Occupation/Role:
FIG Corp.	General Partner of Fortress Operating Entity I LP

Directors and Officers of FIG Corp.:

Name:	Principal Occupation/Role:
Wesley R. Edens	Co-Chief Executive Officer, Principal and Director
Peter L. Briger, Jr.	Co-Chief Executive Officer, Principal and Director
Randal A. Nardone	Principal and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel Bass	Chief Financial Officer and Treasurer

Directors and Officers of Fortress Investment Group LLC:

Name:	Principal Occupation/Role:
Wesley R. Edens	Class A Director, Principal and Co-Chief Executive Officer
Peter L. Briger, Jr.	Class A Director, Principal and Co-Chief Executive Officer
Randal A. Nardone	Class A Director and Principal
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer
George Wellde	Class A Director
Michael Rantz	Class A Director
Yoshimitsu Goto (citizen of Japan)	Class B Director
Rajeev Misra (citizen of the United Kingdom)	Class B Director
Jane Dietze	Class A Director
Hani Barhoush	Class A Director
Michael Morell	Class A Director and Security Director